Exhibit 99.2


               [Letterhead of Advanced Digital Information Corp.]


November 1, 2005



Board of Directors

Overland Storage Inc.
4820 Overland Avenue
San Diego, California 92123

Dear Board of Directors:

On October 13, 2005, the Board of Directors of Overland Storage, Inc. and a Special Committee of the Board refused to discuss our October 11, 2005 proposal to acquire 100% of Overland's common stock for $7.90 per share in cash. This followed a rejection by Overland in September of an earlier invitation from us to meet regarding a possible combination.

Last week, Overland reported disappointing margins and modest sequential growth of REO product sales for the first quarter of fiscal 2006. We expected a proportionate increase in branded product sales to yield greater margin improvement, and we expect that any new library OEM (i.e., non-branded) business Overland might secure in the future is not likely to enhance margin. REO disk-based sales, after adjusting for year-end backlog, appear to have stagnated at $3-$3.3 million over each of the past three quarters and remain well short of the $20 million rate forecast for fiscal 2005 in your 2004 Annual Report on Form 10-K.

Our proposal represents an 18% and 85% premium to your equity and enterprise value, respectively, based on your share price of $6.69 as of the close of trading on August 18, 2005, the last trading day before our intentions and purchases of your stock became public. Since then, the median analyst estimate for Overland's fiscal 2006 earnings has declined from an expected loss of 13 cents per share to an expected loss of 33 cents per share. We believe your shareholders would welcome a strategic transaction between our two companies.

We are prepared and eager to meet with you any time to seek a friendly agreement and to identify any basis justifying additional consideration. We urge you to respond constructively.

Sincerely,

/s/ Peter van Oppen

Peter van Oppen
Chair
Chief Executive Officer